FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2004
The Descartes Systems Group Inc.
(Translation of registrant’s name into English)

120 Randall Drive
Waterloo, Ontario
Canada N2V 1C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

Exhibit Index on Page 4

The attached Consolidated Financial Statements and notes thereto for fiscal 2005 second quarter ended July 31, 2004 was issued by the Company on September 14, 2004, and is filed herewithin as Exhibit I.

The attached Management’s Discussion and Analysis of Financial Condition and Results of Operations for fiscal 2005 second quarter ended July 31, 2004 was issued by the Company on September 14, 2004, and is filed herewithin as Exhibit II.

Exhibit Index on Page 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Descartes Systems Group Inc.

(Registrant)

Date: September 15, 2004	By:	/s/J. Scott Pagan
	Name: Title:	J. Scott Pagan General Counsel and Corporate Secretary

Exhibit Index on Page 4

EXHIBITS

Exhibit No.	Description
I	Consolidated Financial Statements and notes thereto for fiscal 2005 second quarter, dated as of September 14, 2004.
II	Management’s Discussion and Analysis of Financial Condition and Results of Operations for fiscal 2005 second quarter, dated as of September 14, 2004.

Exhibit Index on Page 4